SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the plan year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission file number 1-4694

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Donnelley Deferred Compensation And Voluntary Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RR Donnelley

111 S. Wacker Drive

Chicago, Illinois 60606-4301

REQUIRED INFORMATION

Attached hereto are the Donnelley Deferred Compensation and Voluntary Savings Plan audited financial statements for the fiscal years ended December 31, 2005 and 2004, and supplemental schedule of assets held (at end of year) for the fiscal year ended December 31, 2005. All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

DONNELLEY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

December 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the Donnelley Deferred Compensation and Voluntary Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Donnelley Deferred Compensation and Voluntary Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and December 31, 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is a supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Washington, Pittman & McKeever, LLC

Chicago, Illinois

June 23, 2006

DONNELLY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2005 AND 2004

(EMPLOYER IDENTIFICATION NUMBER 36-1004130, PLAN NUMBER 003)

	2005	2004
ASSETS

Investments, at current value:
R.R. Donnelley & Sons Company common stock	$69,924,351	$79,276,162
U.S. Government securities	2,481,197	6,916,722
Short-term and collective investment funds	218,818,573	202,398,484
Registered investment companies	206,154,934	181,502,090
Other common stock	69,154,531	70,844,122
Self-directed accounts	219,067	—
Participant loans	18,455,438	16,776,457

	619,404,200	557,714,037
Guaranteed investment contracts, at contract value	248,435,966	239,026,358

Total Investments	833,644,057	796,740,395

Receivables:
Accrued dividends and interest	79,286	70,094
Due to broker for securities sold	5,847,237	1,292,858
Employer contributions	10,364,789	513,647
Other receivables	728,592	90,305

Total Receivables	17,019,904	1,966,904

TOTAL ASSETS	850,663,961	798,707,299

LIABILITIES
Due to broker for securities purchased	837,951	831,013
Accrued administrative expenses and Other liabilities	294,663	721,577

TOTAL LIABILITIES	1,132,614	1,552,590

NET ASSETS AVAILABLE FOR BENEFITS	$849,531,347	$797,154,709

The accompanying notes are an integral part of these financial statements.

DONNELLEY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005 AND 2004

(EMPLOYER IDENTIFICATION NUMBER 36-10044130, PLAN NUMBER 003)

	2005	2004
ADDITIONS:
Investment Income —
Interest and dividend income	$26,144,577	$21,779,379
Interest income on participant loans	955,407	748,591

Total interest and dividends	27,099,984	22,527,970

Net realized gain on investments	3,028,703	6,244,131
Net unrealized gain on investments	17,448,816	51,564,004

Net appreciation in fair value of investments	20,477,519	57,808,135

Other income	—	1,626

Contributions—
Employer contributions	20,488,305	10,866,015
Participant contributions	67,927,579	61,402,671
Rollover contributions	7,851,380	2,445,133

Total contributions	96,267,264	74,713,819

Total additions	143,844,767	155,051,550

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	90,930,465	109,887,594
Administrative expenses	537,664	521,942

Total deductions	91,468,129	110,409,536

Net increase	52,376,638	44,642,014

NET ASSETS, BEGINNING OF YEAR	797,154,709	752,512,695

NET ASSETS, END OF YEAR	$849,531,347	$797,154,709

The accompanying notes are an integral part of these financial statements.

DONNELLEY DEFERRED COMPENSATION AND

VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 and 2004

NOTE 1 – PLAN DESCRIPTION

The following brief description of the Donnelley Deferred Compensation and Voluntary Savings Plan (the “Plan”) of R.R. Donnelley & Sons Company (the “Company”) is provided for general information only. Refer to the summary plan description or the Plan document for more complete information. The Plan was established to allow employees to save for retirement on a tax-advantaged basis. It is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code (the “Code”) and it is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Subject to certain limitations, members of the Plan may contribute up to 30% of pay on a before-tax basis, and up to 20% of pay on an after-tax basis. Effective July 1, 1999 the Company generally matches participant contributions 50 cents for every before-tax dollar, up to 3% of pay. Participants may invest up to 20% of their account balance and up to 20% of their current contributions in the Donnelley Stock Fund, and may shift their contributions into and out of the Donnelley Stock Fund at any time. All (100%) of the employer match is invested in the Donnelley Stock Fund. Prior to August 1, 2002, participants were not allowed to transfer any of the employer match out of the Donnelley Stock Fund. Effective August 1, 2002, the employer match may be transferred to other funds of the Plan. Also, effective August 1, 2002, participants who are age 50 and older may make “catch-up” contributions to the Plan. Effective January 1, 2005, the new percentages allowed are from 1%-85% for both before and after-tax and the total of both elections cannot exceed 85%. Effective January 1, 2005, the match is 25 cents for every before-tax dollar up to 6% of pay, and is paid in cash (no longer in the Donnelley Stock Fund) according to the participant’s current elections. A discretionary match of up to $1.00 for each $1.00 contributed up to 6% of compensation was also added into the plan design, to be paid based on Company performance. For the plan year 2005, the actual discretionary match payout was $.255, which combined with the basic match of $.25 resulted in a total 401(k) match of $.505.

Contributions are funded by payroll deductions and must be made in whole percentages of employee earnings. Earnings of the Plan, as well as before-tax contributions to the Plan, are not taxable to the participants until withdrawn.

Administration

The Plan’s administrative and record keeping services are provided by Princeton Retirement Group (Princeton), formerly AMVESCAP Retirement Inc., in accordance with the terms of the Plan. The Trustee of the Donnelley Deferred Compensation and Voluntary Savings Plan Trust is AMVESCAP National Trust Company. The custodian is State Street Bank and Trust Company (State Street). Investment management fees and recordkeeping fees are paid either by the Plan or the Company.

DONNELLEY DEFERRED COMPENSATION AND

VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 and 2004

NOTE 1 – PLAN DESCRIPTION (continued)

Membership

As of March 1, 1994, employees became eligible to participate in the Plan on the first day of employment with the Company.

Vesting

Participants are 100% vested with respect to all contributions and earnings of the Plan.

Participant Loans

The Plan was amended effective January 1, 1992 to establish a loan program. Members are permitted to borrow the lesser of 50% of their Deferred Compensation Savings and rollover account balance or $50,000, reduced by the highest outstanding loan balance in the last 12 months. The minimum loan amount is $1,000. Participants are allowed two outstanding loans. The loans are secured by the balance in the participants’ accounts and bear interest at a rate equal to 1% over the prime rate, as published in the Wall Street Journal. The interest rate for the loans during 2005 ranged from a low of 6.25% to a high of 8.00%. Repayment is made through payroll deductions for a maximum period of four years. An administrative fee of $25 is paid by the participant to Princeton for each participant loan. Effective January 1, 2005, the maximum loan period will be four and a half years. Effective August 1, 2006, the plan will allow only one outstanding loan. Existing loans will be grandfathered.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Stocks, notes and bonds are valued at their quoted market prices. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

DONNELLEY DEFERRED COMPENSATION AND

VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 and 2004

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Valuation and Income Recognition (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The realized and unrealized gains or losses on investments are determined based on revalued cost. Revalued cost is the fair value of investments at the beginning of the year or the average cost of investments if purchased in the current year.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options in combination of stocks, mutual funds, fixed income securities, collective investment funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

NOTE 3 – INVESTMENTS

Participants’ contributions to the Plan are currently invested in a third-party administered trust fund. During 2004 and 2005, the third-party administered trust fund consisted of the following funds:

Income Fund—Invests in a combination of high quality investment contracts, money market securities and short- to medium-term bonds.

Bond Fund—Invests in fixed income securities by investing 100% in units of the INVESCO Retirement Trust (IRT) Core Fixed Income fund, which is a collective trust fund.

Balanced Fund—Invests in a diversified portfolio of common stocks and fixed-income securities.

Large Company Index Fund—Invests in common stocks of companies in the same weighting as the Standard & Poor’s 500 Stock Index.

The Large Company Value Fund—Invests in securities of larger capitalization publicly traded companies that are significantly undervalued in a separately managed fund.

DONNELLEY DEFERRED COMPENSATION AND

VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 and 2004

The Small & Midsize Company Index Fund—Invests in securities of smaller and mid-sized capitalization publicly-traded companies, tracking the Russell Small Cap Index.

The Large Company Growth Fund—Invests in securities of larger capitalization publicly-traded companies with strong earnings growth.

The Small Company Value Fund—Invests in securities of small capitalization publicly-traded companies by investing in undervalued stocks.

International Equity Fund—Invests in equity securities of companies headquartered outside of the United States.

IRT Small Company Growth Fund —Invests in stocks of companies considered to have strong growth potential over the next several years.

The AIM Energy Fund—Invests primarily in energy companies. The Fund focuses on reasonably priced companies with above-average production volume growth, and earnings, cash flow and asset value growth potential independent of commodity pricing.

The AIM Financial Services Fund—The Fund concentrates on banks, insurance companies, investment and other financial service firms.

The AIM Global Healthcare Fund—The Fund primarily invests in strongly managed, innovative healthcare companies, blending well-established firms with faster growing, more dynamic healthcare businesses.

The AIM Leisure Fund—The Fund primarily invests in the stocks of companies engaged in the design, production and distribution of products and/or services related to the leisure activities of individuals.

The AIM Technology Fund—The Fund invests broadly across the technology universe, focusing on such areas as hardware, software and semiconductors; telecommunications equipment and services; and service related companies in information technology.

The Donnelley Stock Fund—Invests primarily in the Company’s common stock and cash equivalents.

Lifestage Conservative Mix—Invests 70% in the Income Fund, 27% in the Large Company Index Fund, and 3% in the Small & Midsize Company Index Fund.

Lifestage Moderate Mix—Invests 20% in the Income Fund, 20% in the Bond Fund, 27% in the Large Company Index Fund, 9% in the Large Company Value Fund, 4% in the Small & Midsize Company Index Fund, 9% in the Large Company Growth Fund, 2% in the Small Company Value Fund, 2% in the Small Company Growth Fund, and 7% in the International Equity Fund.

DONNELLEY DEFERRED COMPENSATION AND

VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 and 2004

NOTE 3 – INVESTMENTS (continued)

Lifestage Aggressive Mix—Invests 10% in the Bond Fund, 25% in the Large Company Index Fund, 20% in the Large Company Value Fund, 4% in the Small & Midsize Company Index Fund, 20% in the Large Company Growth Fund, 3% in the Small Company Value Fund, 3% in the Small Company Growth Fund, and 15% in the International Equity Fund.

The current value of investments that represent 5% or more of the Plan’s net assets available for Plan benefits at December 31, 2005 and 2004, are as follows:

2005
R.R. Donnelley & Sons Company Common Stock	$69,924,351
IRT 500 Index Fund	121,223,992
Dodge & Cox Balanced Fund	77,780,771
IXIS Financial Products Inc. 6.87% 12/30/30	52,091,991
JP Morgan Chase Bank 4.50% 12/30/30	44,272,275
UBS AG 4.50% 12/30/30	44,342,442
DFA US 6 10 Fund	61,535,228

2004
R.R. Donnelley & Sons Company Common Stock	$79,276,162
IRT 500 Index Fund	125,126,991
Dodge & Cox Balanced Fund	76,340,634
JP Morgan Chase Bank 4.50% 12/30/30	44,849,444
JP Morgan Chase Bank 5.34% 12/30/30	40,430,678
UBS AG 4.50% 12/30/30	44,917,445
DFA US 6 10 Fund	59,866,951

During 2005 and 2004, the Plan’s investments, including investments bought or sold, as well as held during the year, appreciated in value by $20,477,519 and $57,808,135, respectively, as follows:

	2005	2004
R.R. Donnelley & Sons Company Common Stock	$(2,395,923)	$11,829,370
Other Common Stocks	1,995,801	9,701,365
Short-term and Collective Investment Funds	11,847,560	18,704,706
U.S. Government securities	275,798	65,867
Registered Investment Companies	8,750,577	17,506,827
Self-directed accounts	3,706	—

	$20,477,519	$57,808,135

DONNELLEY DEFERRED COMPENSATION AND

VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 and 2004

NOTE 4 – INVESTMENT CONTRACTS

The Plan has entered into several benefit-responsive investment contracts with various insurance companies and other financial institutions. The contract providers maintain the contributions in a general account. Some investment contracts are purchased in conjunction with the investment by the Plan in fixed-income securities. Investment contracts provide for the payment of a specified rate of interest. The account is credited with earnings at the specified rate and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value, as reported to the Plan by the contract providers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The weighted average yield and crediting interest rates for all such contracts were approximately 4.28% and 4.87% for 2005 and 2004, respectively. The crediting interest rate generally cannot be less than the contract rate.

NOTE 5 – TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter on November 22, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan is qualified under Section 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 6 – DERIVATIVE FINANCIAL INSTRUMENTS

The Plan has limited transactions that fall under the accounting rules of SFAS No. 133, as amended. The Plan does not use derivatives for trading purposes. The Plan owns shares in a commingled international equity fund, and the mangers of this fund may, from time to time, use currency futures and forward contracts to manage the fund’s currency position. The Plan also invests in commingled domestic equity funds. The managers of these funds have the authority to invest in futures contracts in the Standards & Poor’s 500 stock index to create exposure to equity securities as part of the funds’ cash management strategy. Daily margin settlement for future contracts results in maintaining a zero market value for the contracts. The plan also invests in a commingled bond fund, and the manager of the fund may, from time to time, use derivatives for asset allocation and hedging purposes.

DONNELLEY DEFERRED COMPENSATION AND

VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 and 2004

NOTE 7 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the rights of the participants in their account balances will become non-forfeitable.

NOTE 8 – RELATED PARTY TRANSACTIONS

Certain Plan investments are in units in a collective trust fund managed by AMVESCAP National Trust Company. The Plan also invests in guaranteed investment contracts managed by State Street. Additionally, the Plan invests in the Company’s common stock.

AMVESCAP National Trust Company administers the Plan, State Street is the custodian, and the Company is the sponsor. Therefore, these transactions qualify as party-in-interest transactions. However, they are exempt from the prohibited transactions rules of ERISA.

NOTE 9 – RECONCILIATION TO FORM 5500

The following table reconciles the financial statements to the Form 5500 as filed by the Company:

	2005	2004
Net assets available for Plan benefits per the financial statements	$849,531,347	$797,154,709
Less: Participant withdrawals payable	(1,181,947)	(947,696)

NET ASSETS AVAILABLE FOR BENEFITS PER THE FORM 5500	$848,349,400	$796,207,013

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 at December 31, 2005 and 2004:

	2005	2004
Participant withdrawals per the financial statements	$90,930,465	$109,887,594
Add: Amounts allocated to withdrawing participants at December 31, 2005 and 2004, respectively	1,181,947	947,696
Less: Amounts allocated to withdrawing participants at December 31, 2004 and 2003, respectively	(947,696)	(208,726)

PARTICIPANT WITHDRAWALS PER THE FORM 5500	$91,164,716	$110,626,564

DONNELLEY DEFERRED COMPENSATION AND

VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 and 2004

NOTE 9 – RECONCILIATION TO FORM 5500 (continued)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE 10 – MERGER OF PLAN SPONSOR

Effective February 27, 2004, a merger of Moore Wallace Incorporated and RR Donnelley & Sons Company was approved. The name of the surviving company is RR Donnelley. Under the terms of the agreement, all outstanding shares of Moore Wallace common stock were exchanged for shares of RR Donnelley common stock based on a fixed exchange ratio of 0.63 RR Donnelley shares for each Moore Wallace share.

DONNELLEY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

SCHEDULE H – ITEM 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2005

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

	No. of Shares or Units		Description	Cost**	Current Value
			Company Stock

*	2,043,974	shares	R.R. Donnelley & Sons Company Stock	$—	$69,924,351

			U.S. Government securities

	1,719,000	units	U.S. Treasury Bills 1/26/06, par $1,719,000	—	1,714,780
	770,000	units	U.S. Treasury Bills 2/16/06, par $770,000	—	766,417

			Total U.S. Government securities	—	2,481,197

			Short-term and Collective Investment Funds

			Money Market Funds-
	16,757,618	units	SSGA Money Market Fund	—	16,757,618

				—	16,757,618

			Common/Collective Funds-
	914,349	units	Capital Guardian Intl. Equity Fund	—	36,647,108
	941,792	units	Russell Small Cap Completeness Index Fund	—	17,341,225
*	821,562	units	INVESCO IRT Income Fund	—	26,848,630
*	3,723,096	units	AIM IRT 500 Index Fund	—	121,223,992

				—	202,060,955

			Total Short-term and Collective Investments	—	218,818,573

			Registered Investment Company

	2,320,333	units	DFA U.S. 6 10 Fund	—	61,535,228
	884,908	units	Harbor Fund	—	28,901,094
*	508,448	units	AIM Energy Fund	—	20,602,316
*	188,564	units	AIM Global Health Care Fund	—	5,681,448
*	105,023	units	AIM Leisure Fund	—	4,334,304
*	144,547	units	AIM Technology Fund	—	3,743,759
*	129,990	units	AIM Financial Services Fund	—	3,576,014
	956,243	units	Dodge & Cox Balanced Fund	—	77,780,771

			Total Registered Investment Companies	—	206,154,934

DONNELLEY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

SCHEDULE H – ITEM 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2005

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

No. of Shares or Units		Description	Cost**	Current Value
		Common Stock

8,600	shares	Actuant Corp.	—	479,880
11,100	shares	Advisory Board Co.	—	529,137
63,000	shares	Aeroflex Inc.	—	677,250
6,300	shares	Alabama Natl Bancorporation	—	407,988
19,400	shares	Altria Group Inc.	—	1,449,568
41,000	shares	American Express Co.	—	2,109,860
31,700	shares	American Med Sys Holdings	—	565,211
8,200	shares	Ameriprise Finl Inc.	—	336,200
8,600	shares	Anteon International Corp.	—	467,410
23,300	shares	Applied Films Corp	—	483,941
21,500	shares	Aviall Inc.	—	619,200
24,200	shares	Avocent Corp.		657,998
125,500	shares	Axcelis Technologies Inc.	—	598,635
33,900	shares	Bank Mutual Corp.	—	359,340
32,600	shares	BankAtlantic Bancorp, Inc.	—	456,400
4,300	shares	Beacon Roofing Supply Inc.	—	123,539
38,900	shares	Brigham Expl Co.	—	461,354
1,800	shares	Bright Horizons Family Solutions	—	66,690
16,700	shares	California Pizza Kitchen Inc.	—	533,899
15,700	shares	Central Garden & Pet Co.	—	721,258
7,900	shares	Childrens Pl Retail Stores Inc.	—	390,418
17,900	shares	Coca Cola	—	721,549
9,575	shares	Coldwater Creek, Inc.		292,325
15,100	shares	CRA Intl Inc.	—	720,119
24,800	shares	DSP Group Inc.	—	621,488
96,500	shares	El Paso Corporation	—	1,173,440
80,000	shares	Electronic Data System Corporation	—	1,923,200
40,000	shares	Epicor Software Corp.	—	565,200
8,300	shares	ESCO Technologies Inc.	—	369,267
16,400	shares	Euronet Worldwide Inc.	—	455,920
7,600	shares	F5 Networks Inc.	—	434,644
53,300	shares	Federal Home Loan Mortgage Corporation	—	3,483,155
21,100	shares	Federal National Mortgage Assn.	—	1,029,891
19,600	shares	First Marblehead Corp.	—	644,056
6,500	shares	Gardner Denver Inc.	—	320,450
26,100	shares	Global Power Equip Group Inc.	—	117,972
13,100	shares	HCA Inc.	—	661,550
19,200	shares	HealthExtras Inc.	—	481,920
17,000	shares	Hibbett Sporting Goods Inc.	—	484,160
19,600	shares	Hornbeck Offshore Svcs Inc	—	640,920
22,900	shares	Hudson Highland Group Inc.	—	397,544
14,200	shares	Hughes Supply Inc.	—	509,070
26,800	shares	Interline Brands Inc.	—	609,700
46,900	shares	Interpublic Group Cos. Inc.	—	452,585

DONNELLEY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

SCHEDULE H – ITEM 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2005

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

No. of Shares or Units		Description	Cost**	Current Value
35,400	shares	Intralase Corp.	—	631,182
23,600	shares	Jackson Hewitt Tax Svc Inc.	—	653,956
16,500	shares	James Riv Coal Co.	—	630,300
8,200	shares	Johnson & Johnson	—	492,820
30,900	shares	Jupitermedia Corp.	—	456,702
15,600	shares	Keystone Automotive Inds. Inc.	—	491,088
22,900	shares	Kraft Foods Inc.	—	644,406
25,500	shares	Kroger Co.	—	481,440
19,800	shares	LKQ Corp.	—	685,476
41,200	shares	Macrovision Corp.	—	689,276
30,100	shares	Maidenform Brands Inc.	—	381,066
14,800	shares	Main Str Bks Inc. New	—	403,004
80,000	shares	Marsh & McLennan Cos Inc.	—	2,540,800
18,600	shares	Martek Biosciences Corp.	—	457,746
25,800	shares	Max Re Capital LTD.	—	670,026
13,200	shares	Merrill Lynch & Co. Inc.	—	894,036
29,800	shares	Microsoft Corp.	—	779,270
14,400	shares	MTC Technologies Inc.	—	394,272
7,600	shares	National Finl Partners Corp.	—	399,380
19,300	shares	NUCO2 Inc.	—	538,084
20,200	shares	Ohio Cas Corp	—	572,064
14,100	shares	Old Rep Intl Corporation	—	370,266
27,600	shares	Open Solutions Inc.	—	632,592
27,600	shares	Openwave Sys Inc.	—	482,172
15,300	shares	Optionsxpress Holdings Inc.	—	375,615
25,300	shares	Pacer Intl Inc. Tn	—	659,318
84,200	shares	Pfizer Inc.	—	1,963,544
11,000	shares	Pitney Bowes Inc.	—	464,750
22,800	shares	Platinum Underwriters Holding	—	708,396
19,800	shares	PRA Intl	—	557,370
28,900	shares	Prestige Brands Holdgs Inc.	—	361,250
18,200	shares	Progress Software Corp.	—	516,516
38,700	shares	PSS World Med Inc.	—	574,308
22,500	shares	Radward Ltd.	—	408,600
20,900	shares	Rare Hospitality Intl. Inc.	—	635,151
22,600	shares	Rush Enterprises Inc.	—	336,288
14,900	shares	Safeway Inc.	—	352,534
25,500	shares	Saliz Pharmaceuticals LTD	—	448,290
33,200	shares	Semtech Corp.	—	606,232
21,100	shares	Serena Software Inc.	—	494,584
7,200	shares	Sierra Health Svcs Inc.	—	575,712
10,200	shares	SIRF Technology Hldgs Inc	—	303,960
100,900	shares	Skyworks Solutions Inc.	—	513,581
69,300	shares	Spanish Broadcasting Sys Inc.	—	354,123
19,800	shares	Stratasys, Inc.	—	495,198
7,600	shares	Strayer Ed Inc.	—	712,120
26,300	shares	Symmetry Med Inc.	—	509,957

DONNELLEY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

SCHEDULE H – ITEM 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2005

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

	No. of Shares or Units		Description	Cost**	Current Value
	55,200	shares	Tekelec Inc.	—	767,280
	87,100	shares	Tenet Healthcare Corporation	—	667,186
	32,200	shares	Time Warner Inc.	—	561,568
	33,900	shares	TNS Inc.	—	650,202
	46,700	shares	Tyco Intl. LTD	—	1,347,762
	10,100	shares	Unit Corp	—	555,803
	18,900	shares	Universal Technical Inst Inc.	—	584,766
	12,400	shares	Varian Semi Equip Assoc. Inc.	—	544,732
	14,200	shares	VCA Antech Inc.	—	400,440
	21,000	shares	W H Energy Services Inc.	—	694,680
	34,300	shares	WalMart Stores Inc.	—	1,605,240
	21,150	shares	Waste Connections Inc.	—	728,829
	24,800	shares	WCI Cmntys Inc.	—	665,880
	17,700	shares	Witness Sys Inc.	—	348,159
	17,800	shares	Wright Med Group Inc.	—	363,120
	16,600	shares	Wyeth	—	764,762

			Total Common Stock	—	69,154,531

			Guaranteed Investment Contracts

	52,091,991	units	IXIS Financial Products, Inc. 6.87% 12/30/30	—	52,091,991
	34,196,109	units	Bank of America 4.368% 12/30/30	—	34,196,344
	44,272,275	units	JP Morgan Chase Bank 4.50% 12/30/30	—	44,272,275
	38,444,084	units	Monumental Life Inc. Co. GIC 3.625% 12/30/30	—	38,444,084
*	9,130,014	units	State Street Bank & Trust 5.44% 5/01/06	—	9,130,014
*	25,959,051	units	State Street Bank 4.52% 12/30/30	—	25,959,051
	44,342,442	units	UBS AG 4.50% 12/30/30	—	44,342,442

			Total Guaranteed Investment Contracts	—	248,435,966

			Self-directed accounts
			State Street Brokerage	—	219,067

			Participant Loans-
			Interest rates range from 6.25% - 8.00%	—	18,455,438

			Total Assets (Held at End of Year)	$—	$833,644,057

*	A party-in-interest to the Plan
**	Cost has been omitted as investments are participant directed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONNELLEY DEFERRED COMPENSATION AND VOLUNTARY SAVINGS PLAN

By: RR Donnelley Benefits Committee

/s/ Paul Sollitto
Name: Paul Sollitto
Title: VP, Employee Benefits
Date: June 28, 2006

DONNELLEY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

December 31, 2005 and 2004

Index to Exhibits

EXHIBIT NUMBER
23	Washington, Pittman & McKeever, LLC Consent of Independent Registered Public Accounting Firm